SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                   Navigant International Inc.
            -----------------------------------------
                        (Name of Issuer)


                  Common Stock, $.001 par value
            -----------------------------------------
                 (Title of Class of Securities)


                            63935R108
            -----------------------------------------
                         (CUSIP Number)


                         April 14, 1999
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                      CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [ x]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          682,524 Shares


     7    SOLE DISPOSITIVE POWER

          0 Shares


     8    SHARED DISPOSITIVE POWER

          682,524 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     682,524 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO/IA

                                 CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [ x]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          682,524 Shares


     7    SOLE DISPOSITIVE POWER

          0 Shares


     8    SHARED DISPOSITIVE POWER

          682,524 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     682,524 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

                                 CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     ZAM Arbitrage, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [ x]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          682,524 Shares


     7    SOLE DISPOSITIVE POWER

          0 Shares


     8    SHARED DISPOSITIVE POWER

          682,524 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     682,524 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

     This Statement on Schedule 13G relates to shares of Common Stock of the Company ("Shares") held for the accounts of OZ Master Fund, Ltd. and ZAM Arbitrage, L.P. OZ Management, L.L.C. serves as principal investment manager to OZ Master Fund and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of OZ Master Fund. Mr. Daniel S. Och is the managing member of both OZ Management and OZ Advisors, L.L.C., the general partner of ZAM Arbitrage, L.P. As such, may be deemed to control such entities and therefore, indirectly, the Shares reported hereby. Because the Reporting Persons are affiliated entities, they are filing as members of a "group" with respect to their ownership of the Shares. The Reporting Persons however expressly disclaim membership in a group for any purpose other than the joint filing of this Statement.


     Item 1(a) Name of issuer: Navigant International Inc., a Delaware corporation (the "Company").


     Item 1(b) Address of issuer's principal executive offices: 84 Inverness Circle East, Englewood, Colorado 80112-5314.


     Item 2(a)  Name of person filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i) OZ Management, L.L.C., a Delaware limited liability company ("OZ Management").

     ii) OZ Master Fund, Ltd., a Cayman Islands exempted limited company ("OZ Master Fund").

     iii) ZAM Arbitrage, L.P., a Delaware limited partnership ("ZAM
          Arbitrage").


     2(b)  Address or principal business office or, if none, residence:

     The address of the principal business office of OZ Management is 153 East 53rd Street, 44th Floor, New York, New York 10022.

     The address of the principal business office of OZ Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.


      The address of the principal business office of ZAM Arbitrage is 153 East 53rd Street, 43rd Floor, New York, New York 10022


     2(c)  Citizenship:

     i)   OZ Management, L.L.C. is a Delaware limited liability company.

     ii)  OZ Master Fund, Ltd. is a Cayman Islands exempted limited company.

     iii) ZAM Arbitrage, L.P. is a Delaware limited partnership.


     2(d)  Title of class of securities: Common Stock

     2(e)  CUSIP No.:   63935R108


     Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange
Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


     Item 4.  Ownership

     See cover page for each Reporting Person, indicating shared voting and dispositive authority for the aggregate number of Shares reported by all Reporting Persons, on the basis that, for purposes of this Statement, each Reporting Person is a member of a "group".

     OZ Master Fund is the record owner of 312,524 Shares.   OZ Management
acts as investment manager to OZ Master Fund and has shared voting and dispositive authority over the Shares owned of record by OZ Master Fund. ZAM Arbitrage is the record owner of 370,000 Shares.


     Item 5.  Ownership of 5 Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]


     Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

     Not applicable.


     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.


     Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


     Item 9.  Notice of Dissolution of Group.

     Not applicable.


     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 3, 1999.

OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member




ZAM ARBITRAGE, L.P.
By:  OZ ADVISORS, L.L.C.
     as General Partner


By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Managing Member